Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lodestone Biomedical Inc.
10 Water Street Suite 265
Lebanon, NH 03766
https://www.lodestonebiomedical.com/

Up to $1,234,999.92 in Class B Common Stock at $1.47
Minimum Target Amount: $123,998.91

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lodestone Biomedical Inc.
Address: 10 Water Street Suite 265, Lebanon, NH 03766
State of Incorporation: DE
Date Incorporated: June 17, 2015

Terms:

Equity

Offering Minimum: $123,998.91 | 84,353 shares of Class B Common Stock
Offering Maximum: $1,234,999.92 | 840,136 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.47
Minimum Investment Amount (per investor): $101.43

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Lodestone Biomedical will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.47/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Lodestone Biomedical develops implantable biosensors, offering cancer researchers an advanced tool to monitor real-time immune responses within tumor environments. By providing continuous, in vivo data on the immune and cancer cell interactions, Lodestone's technology aids researchers in making faster, data-driven decisions, with the potential to accelerate breakthroughs in cancer treatment. Lodestone's preclinical tools have been deployed in research projects funded by organizations such as the NIH and Cancer Research Institute, demonstrating the technology's validation and importance in early-stage cancer research.

Business Model

Lodestone Biomedical provides specialized biosensors and a proprietary reader system to research institutions and pharmaceutical companies. These tools enable researchers to assess treatment responses and tumor dynamics in real-time, supporting drug discovery efforts. The company generates revenue through partnerships and funded research collaborations, aiming to establish direct sales for its biosensors and readers to academic and pharmaceutical research labs in the near future.

Intellectual Property

Lodestone Biomedical's technology is protected by proprietary designs and patents for its biosensor and reader systems. These innovations offer unique, real-time in vivo monitoring capabilities that surpass current methodologies in sensitivity and efficiency, providing a competitive advantage by allowing continuous measurement without harming the research subjects. This intellectual property positions Lodestone at the forefront of preclinical drug discovery tools.

Corporate History

Lodestone Biomedical Inc. was initially organized as Lodestone Biomedical, LLC, a New Hampshire limited liabilities company on June 17, 2015 and converted to a Delaware corporation on October 18, 2024.

Competitors and Industry

Competitors

Lodestone faces competition from traditional and advanced tools such as immunohistochemistry (IHC), Luminex, Nanostring, and Xenogen. Each competitor offers distinct capabilities; however, Lodestone's biosensors are unique in their ability to provide continuous, quantitative, in vivo monitoring. Unlike IHC, Luminex, and Nanostring, which require tissue extraction or euthanization, Lodestone's technology enables repeated measurements in live subjects, reducing both ethical concerns and costs for longitudinal studies.

Industry

Operating within the preclinical drug discovery technology market, Lodestone Biomedical addresses a growing demand for advanced research tools that can expedite early-stage drug development. The global market for drug discovery technologies is expected to grow to $197 billion by 2029, reflecting a 12% CAGR. Lodestone's focus on non-clinical cancer research tools aligns with a specialized segment of this market, with future plans to enter the clinical market as its technology evolves.

Current Stage and Roadmap

Current Stage

Lodestone Biomedical is currently focused on refining its preclinical research tools, which are being utilized in externally funded R&D projects at institutions like Dartmouth and Yale. The company has achieved revenue through research grants and SBIR contracts, totaling $2.61 million, demonstrating the applicability and validation of its biosensors. Lodestone is enhancing product reliability and usability to better meet evolving research needs.

Future Roadmap

Over the next two years, Lodestone aims to expand into contract research services for the pharmaceutical industry in collaboration with Dartmouth Health, leveraging its biosensor technology to support specialized studies. Additionally, the company plans to scale up its manufacturing capacity and establish direct sales channels to tap into the broader drug development market. By achieving these milestones, Lodestone seeks to unlock the potential of its biosensing technology in the wider research and pharmaceutical markets.

The Team

Officers and Directors

Name: Solomon Diamond

Solomon Diamond's current primary role is with Dartmouth College. Solomon Diamond currently services 21 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Board Member, Principal Accounting Officer
  Dates of Service: June, 2015 - Present
  Responsibilities: Company founder, co-inventor of the core technologies, President and CEO. Directly responsible for oversight and management of all aspects of the Company. Receives an annual salary of $50,000 and holds 7,100,000 Common Stock shares out of 8,500,000 outstanding.

Other business experience in the past three years:

- Employer: Dartmouth College
  Title: Associate Professor of Engineering
  Dates of Service: July, 2007 - Present
  Responsibilities: Regular member of the faculty with tenure. Teach courses in engineering, conduct research in biomedical engineering, and serve as the co-director of the Design Initiative at Dartmouth.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our biosensors. Delays or cost overruns in the development of our biosensors and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources

than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute

our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Solomon Diamond	7,100,000	Class A Common Stock	87.65%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 840,136 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 12,000,000 with a total of 8,100,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 400,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $550,000.00
Maturity Date: December 31, 2025
Interest Rate: 5.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity financing of $2,000,000

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Product research and development
  Date: February 28, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $472,056 compared to $957,211 in fiscal year 2023.

The company generated more revenue in 2023 by performing increased preclinical research and development on grants and government contracts using its proprietary implantable biosensors and magnetic readers.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to $0 in fiscal year 2023.

The cost of sales was zero for 2023 and 2022 as the Company generated revenue through preclinical research services where related costs are Expenses.

Gross Margins

Gross margins for fiscal year 2022 were $472,056 compared to $957,211 in fiscal year 2023.

Gross margins increased in 2023 because of increased preclinical research and development services performed on grants and government contracts. This reflects the year-over-year revenue increase from 2022 to 2023.

Expenses

Expenses for fiscal year 2022 were $579,567 compared to $940,236 in fiscal year 2023.

Expenses increased in 2023 because of increased preclinical research and development services performed on grants and government contracts. Delivering these services required increases in payroll expenses, contractor expenses, research and development expenses, and general and administrative expenses.

Historical results and cash flows:

The Company is currently in the research and development stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company is in the process of developing three additional revenue streams. Past cash was primarily generated through performing research and development on grants and government contracts. Our goal is to generate additional revenue through specialized preclinical research services, sales of implantable biosensors, and sales of magnetic readers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November, 2024, the Company has capital resources available in the form of $430,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support launch of the project.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 74% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $123,998.91, we anticipate the Company will be able to operate for 9 months. This is based on a current monthly burn rate of $60,000 for expenses related to salaries and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 1.5 years. This is based on a projected monthly burn rate of $90,000 for expenses related to salaries, R&D, and product launch.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $975,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2024

- Creditor: Convertible Note
  Amount Owed: $550,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2025

Related Party Transactions

- Name of Person: Solomon Diamond

Relationship to Company: Officer
Nature / amount of interest in the transaction: Solomon is CEO, Board Member, and shareholder of Lodestone Biomedical.
Material Terms: Solomon has invested $290,000 in aggregate via convertible notes.

- Name of Person: CEO's brother/sister-in laws
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The family members are interested in the success of Lodestone.
  Material Terms: Solomon's brother/sister-in laws has invested $110,000 in aggregate via convertibles notes.

- Name of Person: Christian Knopke
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Christian Knopke is the Company's former COO.
  Material Terms: Christian has invest $25,000 via a convertible note.

- Name of Person: Manlio Valdes
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Manlio Valdes is the father of Lidia Schoonenberg, who was CEO of the Company from 2015 to 2019.
  Material Terms: Manlio Valdes has invested $100,000 via a convertible note.

Valuation

Pre-Money Valuation: $12,495,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.91 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  36.0%
  We will use 36% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  8.0%
  We will use 8% of the funds raised to purchase inventory for the Company's product in preparation of launch of the product.

- Company Employment
  3.0%
  We will use 3% of the funds to hire key personnel for daily operations, including the following roles: Chief Scientific Officer. Wages to be commensurate with training, experience and position.

- Working Capital
  34.5%
  We will use 34.5% of the funds for working capital to cover expenses for the initial launch as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  1.0%

We will use 1% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  40.0%
  We will use 40% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of launch of the product.

- Company Employment
  4.0%
  We will use 4% of the funds to hire key personnel for daily operations, including the following roles: Chief Scientific Officer. Wages to be commensurate with training, experience and position.

- Working Capital
  39.5%
  We will use 39.5% of the funds for working capital to cover expenses for the initial launch as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.lodestonebiomedical.com/ (https://www.lodestonebiomedical.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lodestonebiomedical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Lodestone Biomedical Inc.

[See attached]



LodeStone Biomedical Inc. (formerly Lodestone Biomedical, LLC)

(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT   3

STATEMENT OF FINANCIAL POSITION   4

STATEMENT OF OPERATIONS   5

STATEMENT OF CHANGES IN MEMBER EQUITY   6

STATEMENT OF CASH FLOWS   7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS   8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   8

NOTE 3 – RELATED PARTY TRANSACTIONS   11

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS   11

NOTE 5 – LIABILITIES AND DEBT   12

NOTE 6 – EQUITY   13

NOTE 7 – SUBSEQUENT EVENTS   13



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Lodestone Biomedical, Inc. (formerly Lodestone Biomedical, LLC) Management

We have reviewed the accompanying financial statements of Lodestone Biomedical, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 5, 2024

LODESTONE BIOMEDICAL, INC. (FORMERLY LODESTONE BIOMEDICAL, LLC)
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	251,910	273,369
Accounts Receivable	223,878	244,278
Other Current Assets	56	56
Prepaid Expense	15,285	20,169
Total Current Assets	491,128	537,872
Non-Current Assets:		
Fixed Assets, Net	-	3,388
Other Assets	10,993	10,993
Lease Right of Use Asset	53,055	67,350
Total Non-Current Assets	64,048	81,731
TOTAL ASSETS	555,177	619,603
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	1,758	25,423
Payroll Liabilities	4,201	6,678
Short Term Lease Liability	14,982	18,591
Total Current Liabilities	20,941	50,692
Non-Current Liabilities:		
Accrued Interest	292,613	216,363
Convertible Notes Payable	1,525,000	1,525,000
Long Term Lease Liability	31,315	46,297
Total Non-Current Liabilities	1,848,928	1,787,660
TOTAL LIABILITIES	1,869,869	1,838,352
EQUITY		
Retained Earnings	(1,255,418)	(1,039,988)
TOTAL EQUITY	(1,255,418)	(1,039,988)
TOTAL LIABILITIES AND EQUITY	555,177	619,603

LODESTONE BIOMEDICAL, INC. (FORMERLY LODESTONE BIOMEDICAL, LLC)
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
Revenues		
Service/Fee Income	957,211	472,056
COGS	-	-
Gross Profit	957,211	472,056
General and Administrative Expenses	258,002	129,138
Operating Lease Expense	14,858	21,944
Payroll Expenses	451,264	312,794
Advertising Expenses	5,898	3,256
Contractor Expense	59,709	9,847
Research and Development	137,000	2,000
Depreciation Expense	13,504	90,322
Amortization Expense	-	10,266
Total Operating Expenses	940,236	579,567
Total Loss from Operations	16,976	(107,511)
Other Expense		
Other Income	-	-
Interest Expense	(76,250)	(71,250)
PPP Loan	-	-
Total Other Income/Expense	(76,250)	(71,250)
Net Income (Loss)	(59,274)	(178,761)
Earnings Before Income Taxes, Depreciation, and Amortization	(45,770)	(78,173)
Net Income (Loss)	(59,274)	(178,761)

LODESTONE BIOMEDICAL, INC. (FORMERLY LODESTONE BIOMEDICAL, LLC)
STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Member's Capital | | Retained earnings | |
	Units	$ Amount	(Deficit)	Total Member's Equity
Beginning balance at 1/1/22	10,000	-	(895,388)	(895,388)
Member Capital	-		-	-
Prior Period Adjustment	-		34,163	34,163
Net income (loss)	-	-	(178,761)	(178,761)
Ending balance at 12/31/22	10,000	-	(1,039,986)	(1,039,987)
Member Capital	-		-	-
Prior Period Adjustment	-	-	(156,157)	(156,157)
Distribution	-	-	-	
Net income (loss)	-	-	(59,274)	(59,274)
Ending balance at 12/31/23	10,000	-	(1,255,418)	(1,255,419)

LODESTONE BIOMEDICAL, INC. (FORMERLY LODESTONE BIOMEDICAL, LLC)
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(59,274)	(178,761)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	13,504	90,322
Amortization Expense	-	10,266
Accounts Receivable	20,400	(244,278)
Prepaid Expenses	4,885	(20,169)
Accounts Payable	(23,666)	23,708
Payroll Liabilities	(2,476)	5,009
Accrued Interest	76,250	71,250
Lease Liability	(18,591)	64,888
Prior Period Adjustment	(29,101)	(143,915)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	41,204	(142,919)
Net Cash provided by (used in) Operating Activities	(18,070)	(321,681)
INVESTING ACTIVITIES	-	-
Fixed Assets, Net	(3,388)	(6,878)
Net Cash provided by (used in) Investing Activities	(3,388)	(6,878)
FINANCING ACTIVITIES		
Convertible Notes	-	100,000
Net Cash provided by (used in) Financing Activities	-	100,000
Cash at the beginning of period	273,369	501,929
Net Cash increase (decrease) for period	(21,458)	(228,559)
Cash at end of period	251,910	273,369

LODESTONE BIOMEDICAL, INC. (FORMERLY LODESTONE BIOMEDICAL, LLC)
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Lodestone Biomedical, Inc. was originally formed as Lodestone Biomedical, LLC as a New Hampshire LLC on June 17, 2015 and converted to Lodestone Biomedical, Inc. ("the Company"), a Delaware C-Corp on October 18, 2024. The Company earns revenue by performing preclinical research and development on grants and government contracts using its proprietary implantable biosensors and magnetic readers. The company plans to sell specialized preclinical research services to labs in academia and in the pharmaceutical industry and also to sell implantable biosensors and magnetic readers to research labs. The Company is located in Lebanon, New Hampshire. The Company's customers are currently and will likely continue to be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the most recent year and may continue to generate losses. Additionally, the Company's working capital does not cover its current burn. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $251,910 and $273,369 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by performing preclinical research and development on grants and government contracts using its proprietary implantable biosensors and magnetic readers. The company's performance obligation is to deliver on contractually obligated milestones and deliverables in a timely manner. The Company generally receives payments for its services quarterly after the completion of milestones and net 30 invoicing in accordance with contractual terms. Revenue is recognized at the time of invoicing, which coincides with the completion of milestones and when revenue is earned.

Additionally, the Company is in the process of developing three additional revenue streams, where the performance obligations will be as follows:

Specialized Preclinical Research Services
The Company's primary performance obligation is to maintain acceptable data quality on measurements from preclinical experiments with clear and concise reporting of results to customers following a mutually agreed upon schedule of delivery of preliminary and final data reports. Payments to the Company for research services are typically invoiced 50% upfront and 50% upon delivery of the final data report.

Sale of Implantable Biosensors
The Company's primary performance obligation is to provide implantable biosensors with consistent quality, sufficient sensitivity, adequate shelf life, and timely delivery to customers. Payments to the company are charged at the time of shipping.

Sale of Magnetic Readers
To provide magnetic readers that are sensitive and stable, reliable, user friendly, as well as easy to clean and maintain. Payments to the Company for research services are typically invoiced 50% upfront and 50% upon delivery of the final data report.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Income Taxes</u>

As of December 31, 2023, and December 31, 2022, the Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2023, the Company has entered into several related party transactions with directors of the company and/or their relatives.

-The CEO has invested $290,000 in aggregate via convertible notes.
-The CEO's brother/sister-in laws have invested $110,000 in aggregate via convertible notes.
-The former COO has invested $25,000 via a convertible note

The terms of the convertible notes are detailed in Note 7.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

On January 31, 2020, the Company entered into a long-term rental lease agreement, with an original termination date of January 31, 2021. The Company has since renewed the lease twice, with each renewal being three-year extension. As of December 31, 2023, the monthly lease payments were $885. The monthly payments increased to $1,029 with the latest renewal in August 2024.

Consistent with Accounting Standards Codificiations- Accounting for Leases (ASC842), the Company accounts for its long-term lease by recognizing a right of use asset and relating liability, effective January 2022.

FASB ASC 842 Footnote		
	Year Ending	Year Ending
Lease expense	2023-12	2022-12
Finance lease expense		
Operating lease expense	15,139	15,139
Total	15,139	15,139
Other Information		
Operating cash flows from operating leases	19,435	17,601
ROU assets obtained in exchange for new operating lease liabilities	-	81,362
Weighted-average remaining lease term in years for operating leases	4	5
Weighted-average discount rate for finance leases	-	-
Weighted-average discount rate for operating leases	0	0
Maturity Analysis	Operating	Operating
2023-12		19,435
2024-12	15,568	15,568
2025-12	12,357	12,357
2026-12	12,357	12,357
2027-12	7,208	7,208
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	47,490	66,926
Less: present value discount	(1,193)	(2,037)
Total lease liabilities	**46,297**	**64,888**

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements totaling $1,525,000 for the purposes of funding operations. The interest on the notes was 5%. The notes have maturity dates on December 31, 2024 and December 31, 2025. $975,000 of the notes are due in 2024 and the remaining $550,000 in 2025. The notes are convertible into shares of the Company's common stock at a 25% discount during a change of control or qualified financing event.

NOTE 6 – EQUITY

As of December 31, 2023 and December 31, 2022, while the Company was still an LLC, it designated 9,600 Class A and 400 Class B Member Units for issuance. All Class A and Class B Member units were issued and outstanding.

Members holding a majority of the outstanding Class A Units are entitled to vote.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events after December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 5, 2024, the date these financial statements were available to be issued.

As discussed in Note 4, the Company renewed its rental lease for another three years, effective August 2024.

Share Redemption/Forfeiture

On September 29, 2024, the Company entered into a Unit Redemption and Forfeiture agreement with one of its majority members, who previously held 2,000 Class A units. The Company redeemed and purchased 80 of the majority member's Class A units for an aggregate purchase price of $100,000 and the majority member further agreed to forfeit and surrender 1,420 Class A Units, leaving the member with 500 Class A Units.

Conversion

The Company converted to a Delaware Corporation on October 18, 2024, where it changed its name to Lodestone Biomedical, Inc. As a part of the conversion, the Company authorized 15,000,000 shares of common stock at $.0001 par value per share. The shares were divided into two classes, Class A Common Stock and Class B Common Stock. Class A Common stock consists of 12,000,000 authorized shares and the Class B Common Stock consists of 3,000,000 authorized shares.

In connection with the conversion, all of the outstanding membership interest units of the Company held by the Members converted into shares of common stock, $.0001 par value per share. Each outstanding membership interest converted to an equivalent of 1,000 shares. Upon conversion the Company had 8,100,000 Class A and 400,000 Class B Common Stock issued and outstanding.

Voting: Each holder of Class A Common Stock shall be entitled to one vote for each share of common stock. Class B Common Stockholders shall not have any voting rights.

Dividends: The holders of the Common Stock shall be entitled to receive, when, as, and if declared by the Board of Directors, dividends. If the dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, (a) the holders of Class A Common Stock shall receive Class A Common Stock or the rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or the rights to acquire Class B Common Stock, as the case may be.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Add to Watchlist

Log In

0 MINUTES LEFT ⓘ

GET A PIECE OF LODESTONE BIOMEDICAL

Immune Response Indication System

Lodestone provides implantable biosensors that allow cancer researchers to monitor real-time changes in tumors, offering critical insights into immune response during treatment development. Our technology is designed to accelerate drug discovery by enabling researchers to make faster, data-driven decisions, with the potential to contribute to advancing cancer treatment breakthroughs.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



IMMUNE RESPONSE INDICATION SYSTEM
IMMEDIATE DETECTION OF IMMUNE RESPONSE FROM THE TUMOR MICROENVIRONMENT TO ACCELERATE CANCER RESEARCH
LODESTONE BIOMEDICAL

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.47 Per Share

MIN INVEST ⓘ
$101.43

VALUATION
$12.49M

REASONS TO INVEST

Early Validation: $2.61M in revenue from NIH and CRI-funded projects with Dartmouth and Yale demonstrates initial adoption and interest in our preclinical drug discovery tools.

 Expanding Market: The global drug discovery technology market is set to grow to $197B by 2029, offering vast opportunities for Lodestone's innovative preclinical biosensing solutions.

 Cutting-Edge Technology: Lodestone's real-time biosensors are designed to provide valuable insights into tumor dynamics, with the potential to accelerate the discovery of new cancer therapies.

TEAM



Solomon Diamond • CEO, President, Board Member, Principal Accounting Officer

Sol is an inventor and entrepreneur with over 20 years experience in biomedical research and product development. He is also an Associate Professor of Engineering at Dartmouth where he is a Member of the Translational Engineering in Cancer Research Program at the Dartmouth-Hitchcock Medical Center. Sol has over 50 publications, 2500 citations, and holds 8 US patents.

Read Less





Arti Gaur • Director of Immunology

Arti is Lodestone's subject matter expert in cancer biology, immunology, biomarkers, and implantable biosensors. She is also an Assistant Professor of Neurology at Geisel School of Medicine at Dartmouth where she is the Study Chair and PI on a multi-institutional clinical trial on cancer biomarkers. Arti directed all of Lodestone's preclinical studies at the Dartmouth-Hitchcock Medical Center.

Read Less





Hye Jung Han, PHD • Director of Nanotechnology

Hye Jung is an experienced chemist who specializes in organic and polymer synthesis, analytical chemistry, and biomaterials development. She excels in innovative process and product development. Hye Jung is responsible for the design, development and validation of functionalized magnetic nanoparticles at Lodestone.

Read Less





Seth Gilbane, MEng • Mechanical Engineer

Seth is a mechanical engineer with a background in mechanical design of heat exchangers and piping. He completed his Master of Engineering degree at the Thayer School of Engineering at Dartmouth. Seth focuses on the development of Lodestone's magnetic nanoparticle reader platforms and is currently developing the next generation of our preclinical system.

Read Less



Carmen Del Genio, BS • Biomedical Engineer

Carmen is a dedicated researcher with extensive experience in designing and running preclinical experiments. At Lodestone he is responsible for implant design, miniaturization, and optimization. Currently Carmen is designing an automated production system for sterile assembly and validation testing of IRIS biosensors.

Read Less



Christian Knopke, Ph.D. • Scientific Advisor

Christian is a biomedical engineer and co-inventor of Lodestone's IRIS biosensor. He completed his PhD at the Physikalisch-Technische Bundesanstalt in Berlin, Germany focusing on the topic of quantitative detection of magnetic nanoparticles in biological samples.

Read Less





John Kaufmann, MBA • Strategic Advisor

John is the CFO and co-founder of S1 Biopharma, a developer of prescription therapeutics for under-treated CNS dysfunctions. Prior to that, John was a finance executive at Laureate Education and Fidelity Investments, where he had senior finance and FP&A roles overseeing multinational high-growth operating subsidiaries.

Read Less



Rick Greenwald, PhD • Strategic Advisor

Rick is an entrepreneur and biomedical engineer with over 25 years of medical device commercialization experience. He is the founder and CEO of Simbex (Lebanon, NH), and was founding CEO of venture-funded iWalk (now BionX). He is a Fellow of the National Academy of Inventors, and holds 15 US patents, with 4 pending.

Read Less







Roland Silverio, MS, CAGS • Human Resources Advisor

Throughout his forty-five-year career, Roland has developed a strong reputation as an internationally-respected Talent Development expert. He has led Human Resources



globally in multiple sectors for global companies of varying complexity, and has successfully coached CEOs, Presidents, General Managers, and other business leaders from twenty countries.

Read Less

Show Less

THE PROBLEM & OUR SOLUTION

Accelerating Cancer Breakthroughs: Real-Time Insights for Faster, Smarter Drug Discovery

IMMUNE RESPONSE INDICATION SYSTEM

HOW IT WORKS

Lodestone Biomedical's Immune Response Indication System (IRIS) interrogates the binding states of functionalized magnetic nanoparticles (fMNPs) localized in needle-implantable biosensors for real-time monitoring of immune system response in the tumor microenvironment (TME).

KEY FEATURES



MULTIPLE PROBE READOUTS



MULTIPLEX ANALYTE DETECTION



QUANTITATIVE DETECTION



MINIMALLY INVASIVE



LONGITUDINAL MONITORING



READINGS IN MINUTES

OUR PRODUCTS



IRIS BIOSENSORS



IRIS NANOPARTICLE CHARACTERIZATION SYSTEM



IRIS SMALL ANIMAL SPECTROMETER

In the discovery phase of drug development, thousands of compounds are initially tested as potential treatments, but only a few promising candidates proceed to further study. Researchers face significant challenges during this stage due to the limited tools available for monitoring real-time changes in the tumor microenvironment, especially in cancer research. This limitation makes it difficult to assess a compound's potential benefits and efficacy, slowing the pace of early-stage drug discovery.

Verify to continue

We detected a high number of errors from your connection. To continue, please confirm that you're a human (and not a spambot).



 I'm not a robot

reCAPTCHA
Privacy - Terms

- **Code:** `MW-RL`
- **Client IP:** `35.190.159.107`

Lodestone's IRIS biosensors and reader system offer a powerful new approach to in vivo monitoring, enabling researchers to observe the tumor microenvironment in real time. The discovery phase of drug development involves rigorous testing to identify promising candidates for development, and

Lodestone's technology provides the insights needed to accelerate this process. By allowing researchers to monitor immune responses and treatment effects more effectively, Lodestone helps address critical questions during the development phase, aiming to support drug developers in advancing potential cancer therapies with greater speed and confidence.

THE MARKET & OUR TRACTION

Funding Secured for Tech Applications



OUR TRACTION

To date, Lodestone has secured significant funding for our technology's application in drug discovery research:

$455K

Phase I SBIR contract from the NIH NCI

$2.05M

Recently completed Phase II SBIR contract from the NCI

$100K

Subcontract as part of a $200K award to Yale University funded by the Cancer Research Institute

ORIGINS

DRIVEN:

The Magnuson Center for Entrepreneurship at Dartmouth

DARTMOUTH ENGINEERING

Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.

Lodestone operates in the preclinical research tools segment, focusing on technologies that accelerate early-stage drug discovery rather than clinical use products. The global market for drug discovery technologies is projected to grow from $111.9 billion in 2024 to $197 billion by 2029, reflecting a compound annual growth rate (CAGR) of 12.0%[1]. While there may be future opportunities to enter the clinical market, current efforts and fundraising proceeds are dedicated to advancing our preclinical biosensing tools.

Lodestone's products, including our IRIS biosensors and SAS reader, are currently deployed in externally funded research and development projects at prestigious institutions such as Dartmouth and Yale. These collaborations are backed by the National Cancer Institute (NCI) and the Cancer Research Institute (CRI), generating revenue from the use of our technology in ongoing preclinical studies. Although we have not sold any units outside of these funded projects, Lodestone is focused on refining our technology to improve sensing capabilities, sensitivity, reliability, and usability to better align with the evolving needs of drug discovery researchers.

ABOUT

HEADQUARTERS

**10 Water Street Suite 265
Lebanon, NH 03766**

WEBSITE

View Site

Lodestone provides implantable biosensors that allow cancer researchers to monitor real-time changes in tumors, offering critical insights into immune response during treatment development. Our technology is designed to accelerate drug discovery by enabling researchers to make faster, data-driven decisions, with the potential to contribute to advancing cancer treatment breakthroughs.

TERMS

Lodestone Biomedical

Overview

PRICE PER SHARE
$1.47

VALUATION
$12.49M

DEADLINE ⓘ
Nov. 18, 2024 at 2:08 AM UTC

FUNDING GOAL ⓘ
$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$101.43

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.92

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
84,353

MAX NUMBER OF SHARES OFFERED
840,136

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ∧

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$555,177	$619,603
Cash & Cash Equivalents	$251,910	$273,369
Accounts Receivable	$223,878	$244,278
Short-Term Debt	$20,941	$50,692
Long-Term Debt	$1,848,928	$1,787,660
Revenue & Sales	$957,211	$472,056
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$59,274	-$178,761

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Lodestone Biomedical will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.47/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post



**Ice breaker! What brought you
to this investment?**

HOW INVESTING WORKS
Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?


REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!


SECURE
Your info is your info. We take pride in keeping it that way!


DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs









Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.